UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 12, 2022

Date of Report: (Date of earliest event reported)

MASTERWORKS 028, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2608133
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On December 9, 2022, Masterworks 028, LLC, a Delaware limited liability company (the “Company”) and the 028 Segregated Portfolio of Masterworks Cayman, SPC agreed to sell the painting created by Cecily Brown (the “Artwork”) for $1,800,000 in cash (the “Sale Price”) to a private dealer (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is attached to this Form 1-U as Exhibit 6.1.

The Sale Price was determined based on arm’s length negotiations among the parties. Title of the Artwork shall pass to the Buyer only after payment in full of the Sale Price. The Terms and Conditions also contains representations, warranties and covenants of the parties that are customary for transactions of this type. The Company cannot guarantee that the Buyer will make payment in full of the Sale Price or that the sale will be completed.

Upon the consummation of the above transaction and in accordance with the Company’s Second Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Artwork to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

Also on December 9, 2022, Masterworks Gallery, LLC, as sole initial member of Masterworks 028, LLC (the “Company”), entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company, which amends and replaces that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated April 17, 2020 to reflect certain changes relating to the repurchase and redemption of Class A ordinary shares by the Company upon the sale of the Artwork. A copy of the Second Amended and Restated Limited Liability Company Operating Agreement of the Company is attached to this Form 1-U as Exhibit 2.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Second Amended and Restated Limited Liability Company Operating Agreement

6.1	Masterworks Standard Terms and Conditions of Sale

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 028, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: December 12, 2022